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                          August 17, 2023

       Jodi Ahlman
       Senior Vice President, General Counsel & Secretary
       F&G Annuities & Life, Inc.
       801 Grand Avenue,
       Suite 2600,
       Des Moines, Iowa 50309

                                                        Re: F&G Annuities &
Life, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 10,
2023
                                                            File No. 333-273890

       Dear Jodi Ahlman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Dwight S. Yoo